Exhibit 99.118

Vicinity Motor Corp. Announces Entry into Medium-Duty

Electric Truck Market

Company Introduces New Line of Electric Vehicles

to Address Significant Urban Delivery Market

VANCOUVER, BC – June 2, 2021 – Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor”, “VMC” or the “Company”) (Formerly Grande West Transportation Group), a leading supplier of electric, CNG, gas and clean diesel vehicles, today announced its entrance into the Medium Duty Truck Market with the development of a fully electric Class 3 vehicle with 12,000 lb GVWR rating

The new VMC medium duty electric truck will utilize proven EV technology with a smaller environmental footprint. The sizes and design of the medium duty truck line will provide maximum versatility to support multiple applications, utilizing high quality, commercially available technology and industry standardized charging solutions to enable rapid adoption.

Designed with the popular cab over design, the first electric truck will be offered in a class 3 rating, adding the class 5 truck model in 2022. The EV truck is expected to appeal to customers in urban delivery applications with daily usage under 150 miles. Vehicles will be sold through a robust network of existing dealerships throughout North America. Full production and commercial deliveries of the VMC trucks is scheduled to begin in the fourth quarter of 2021.

“The premiere of the VMC electric truck is an incredible milestone for not only Vicinity, but for the industry as it transitions towards true zero-emissions,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “The VMC truck will be an environmentally friendly alternative for diesel vehicles more commonly used in this segment. We designed our electric truck to be a cost-effective, user-friendly vehicle with the ability to charge using standardized solutions, requiring no major infrastructure upgrades on the part of our customers. We’ve leveraged our world class technology to engineer this one-of-a-kind vehicle with our customer in mind – and the result is another industry first.

“Our sales team has already started the process of introducing the product to dealer networks. We expect our production capacity of this new medium-duty line to be over 5,000 units per year in a market that sees over 400,000 trucks sold annually. We have locked in production levels for orders of up to 200 units in 2021 alone. We are gaining significant momentum with our line of Vicinity Lightning™ buses, and the introduction of a truck with our unique customer-focused design will provide an exciting supplemental growth opportunity in new end-markets. I look forward to announcing further details on our upcoming VMC truck line in the near-future,” concluded Trainer.

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit https://vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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